AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2018
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

011
Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Net Proceeds in Currency (million)	Dealer
MXN 20 million Fixed Rates Notes	Borrowing	3-Apr-18	10-May-18	11-May-22	MXN 20.00	BNP Paribas
ZAR 16 million Fixed Rates Notes	Borrowing	6-Apr-18	15-May-18	16-May-22	ZAR 16.00	Credit Agricole Corporate & Investment Bank
USD 50 million Floating Rates Notes (payable in JPY)	Borrowing	10-Apr-18	17-Apr-18	17-Apr-25	USD 50.00	Barclays Capital
TRY 30 million Zero Coupon Deep Discount Notes _Tap 4 (payable in JPY)	Borrowing	12-Apr-18	20-Apr-18	7-Nov-25	TRY 12.90	JP Morgan
TRY 7.4 million Fixed Rate "Improve the Quality of Life for the People of Africa"	Borrowing	12-Apr-18	24-May-18	25-May-21	TRY 7.40	Credit Agricole Corporate & Investment Bank
IDR 25 billion Fixed rates Notes	Borrowing	17-Apr-18	11-Jun-18	10-Jun-22	IDR 25,000.00	JP Morgan
BRL 9 million Fixed rates Notes	Borrowing	17-Apr-18	11-Jun-18	10-Jun-22	BRL 9.00	JP Morgan
INR 90 million Fixed Rates Notes "Improve the Quality of Life for the People of Africa"	Borrowing	18-Apr-18	31-May-18	1-Jun-22	INR 90.00	Credit Agricole Corporate & Investment Bank
INR 570 million Zero Coupon "Improve the Quality of Life for the People of Africa"	Borrowing	18-Apr-18	29-May-18	30-May-23	INR 432.35	BNP Paribas
SEK 150 million Fixed Rates Notes	Borrowing	19-Apr-18	30-Apr-18	30-Apr-38	SEK 150.00	Natixis
UGX18.5 billion Fixed Rates Notes	Borrowing	19-Apr-18	2-May-18	2-May-20	18,500.00	JP Morgan
TRY 5.9 million Zero Coupon Notes	Borrowing	24-Apr-18	9-May-18	10-May-21	TRY 4.03	Credit Agricole Corporate & Investment Bank
TRY 39 million Zero Coupon Notes	Borrowing	27-Apr-18	13-Jun-18	14-Jun-21	TRY 28.28	JP Morgan
AUD 25 million Kangaroo Bond "Improve the Quality of life for the people of Africa" Tap 1	Borrowing	1-May-18	8-May-18	9-Aug-33	AUD 25.00	BNP Paribas
ZAR 18 million Fixed Rate Notes "Improve the Quality of life for the people of Africa"	Borrowing	8-May-18	12-Jun-18	13-Jun-22	ZAR 18.00	Credit Agricole Corporate & Investment Bank
AUD 60 million Fixed Rate Note "Integrate Africa"	Borrowing	8-May-18	15-May-18	15-May-28	AUD 60.00	Citigroup Global Market
IDR 33 billion Zero Coupon Notes	Borrowing	9-May-18	7-Jun-18	8-Jun-23	IDR 25,245.00	JP Morgan
BRL 5 million Fixed Rate Notes "Improve the Quality of Life for the People of Africa"	Borrowing	14-May-18	20-Jun-18	21-Jun-22	BRL 5.00	Credit Agricole Corporate & Investment Bank
INR 117.5 Zero Coupon Notes "Improve the Quality of Life for the People of Africa" Tap 1	Borrowing	15-May-18	29-May-18	30-May-23	INR 89.12	BNP Paribas
EUR 1.25 billion Social Global Benchmark	Borrowing	16-May-18	24-May-18	24-May-28	EUR 1,250.00	CACIB, GS, NATIXIS, SGCIB
AUD 125 million Kangaroo Bond_Tap 2	Borrowing	15-Feb-18	1-Mar-18	8-Aug-28	AUD 125	Mizuho, RBC
CAD 60 million Fixed Rate Notes "Feed Africa"	Borrowing	16-May-18	30-May-18	30-May-28	CAD 60.00	Citigroup Global Market
AUD 25 million Kangaroo Bond _Tap 3	Borrowing	22-May-18	30-May-18	8-Aug-28	AUD 25.00	Toronto Dominion
INR 92 million Fixed Rate Notes "Improve the Quality of Life for the People of Africa"	Borrowing	23-May-18	28-Jun-18	29-Jun-21	INR 92.00	Credit Agricole Corporate & Investment Bank
INR 350 million Zero Coupon Notes "Feed Africa"	Borrowing	23-May-18	1-Jun-18	1-Dec-21	INR 277.34	Daiwa Capital Markets
ZAR 12 million Fixed Rate Notes "Improve the Quality of life for the people of Africa" Tap 1	Borrowing	24-May-18	12-Jun-18	13-Jun-22	ZAR 12.00	Credit Agricole Corporate & Investment Bank
AUD 30 million Fixed Rates Notes "Industrialize Africa" Tap 3	Borrowing	30-May-18	6-Jun-18	27-Sep-27	AUD 30.00	Daiwa Capital Markets
INR 90 million Fixed rate note "Improve the Quality of the Life for the People of Africa"	Borrowing	6-Jun-18	12-Jul-18	13-Jul-22	INR 90.00	BNP Paribas
AUD 25 million Kangaroo Bond "Improve the Quality of the Life for the People of Africa" Tap 2	Borrowing	7-Jun-18	15-Jun-18	9-Aug-33	AUD 25.00	BNP Paribas
HKD 100 million Fixed Rate Note "Improve the Quality of the Life for the People of Africa"	Borrowing	7-Jun-18	14-Jun-18	14-Jun-19	HKD 100.00	BNP Paribas
JPY 200 milllion Callable PRDC Notes	Borrowing	13-Jun-18	9-Jul-18	31-Jan-48	JPY 200.00	Nomura Inter. Plc
BRL 4.5 million Fixed Rate Notes "Improve the Quality of life for the People of Africa"	Borrowing	13-Jun-18	9-Aug-18	10-Aug-22	BRL 4.50	Credit Agricole Corporate & Investment Bank
INR 120 million Fixed Rate "Improve the Quality of life for the People of Africa"	Borrowing	13-Jun-18	9-Aug-18	10-Aug-22	INR 120.00	Credit Agricole Corporate & Investment Bank
JPY 200 million Callable PRDC FX-Linked Final redemption Notes	Borrowing	13-Jun-18	9-Jul-18	9-Jul-48	JPY 200.00	Daiwa Capital Markets
INR 92 million Fixed Rate notes "Improve the Quality of Life for the People of Africa"	Borrowing	19-Jun-18	26-Jul-18	27-Jul-21	INR 92.00	Credit Agricole Corporate & Investment Bank
ZAR 18 million Fixed Rate Notes "Improve the Quality of Life for the People of Africa"	Borrowing	26-Jun-18	1-Aug-18	2-Aug-22	ZAR 18.00	Credit Agricole Corporate & Investment Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 100 million Kangaroo Bond	22-May-13	31-May-13	31-May-18	AUD 100.00
BRL 6.3 million Fixed Rates Notes	6-Mar-15	16-Apr-15	17-Apr-18	BRL 6.30
BRL 253.2 million Fixed Rates Notes	28-Apr-15	18-May-15	6-Jun-18	BRL 253.20

Matured ECP transactions

There were no matured ECP transactions during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not call any bond during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 30 June 2018.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer